POWERCATS

# TWIN VEE

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-266858
September 28, 2022


GARMIN

Nasdaq | VEEE

# FORWARD LOOKING STATEMENTS

This presentation contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934 or the Exchange Act. All statements other than statements of historical facts contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenue, prospects, plans, objectives of management and expected market growth are forward looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the "forward looking statements."

The words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "target," "will," and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain these identifying words. These "forward looking statements" are only predictions, and we may not actually achieve the plans, intentions or expectations disclosed in our "forward looking statements," so you should not place undue reliance on our "forward looking statements." Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward looking statements we make. We have based these "forward looking statements" largely on our current expectations and projections about future events and trends that we believe may affect our business, financial condition and operating results. These and other risks and uncertainties are described more fully in the section titled "Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, both of which have been filed with the Securities and Exchange Commission ("SEC"). "Forward looking statements" contained in this presentation are made as of this date, and we undertake no duty to update such information except as required under applicable law. You may access these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov.

The "forward looking statements" included in this presentation represent our views as of the date of this presentation. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these "forward looking statements" at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these "forward looking statements" as representing our views as of any date subsequent to the date of this presentation.

This presentation contains estimates made, and other statistical data published, by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this presentation from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industry in which we operate that are subject to a high degree of uncertainty. We caution you not to give undue weight to such projections, assumptions and estimates.

# FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the proposed offering. Because it is a summary, it does not contain all of the information that you should consider before investing. We have filed a registration statement (including a prospectus supplement and the accompanying prospectus) with the SEC for the offering to which this presentation relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering.

You may access these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. The preliminary prospectus supplement is available on the SEC Web site at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. The offering will only be made by means of a prospectus supplement and related base prospectus.

# COMPANY OVERVIEW

Known as ***"THE BEST RIDING BOATS ON THE WATER".***

- **Founded in 1996**: Twin Vee PowerCats has become one of the most recognizable names in the power catamaran sport boat category.
- **Location**: Fort Pierce, Florida , located along the Treasure Coast. Current facility is over 65,000 square feet of manufacturing space with an additional planned 35,000 square feet to increase production capacity.
- **Team**: 160 full-time employees including lamination, assembly, rigging, finish, upholstery, quality control, admin, sales and marketing.
- **Current Models**: 6 GFX models ranging in size from 24 feet to 40 feet with many new models currently being designed and tooled.
- **New Models**: The all-new 400 GFX and 260 GFX are now in full production and have officially been added to our expanding model line.
- **Price Points**: Twin Vee PowerCats range from approximately $85,000 for a 24-footer to over $860,000 for a fully equipped 400 GFX
- **Distribution**: Twin Vee utilizes 25 dealer locations in the U.S. and the Caribbean with expansion plans into Michigan, West Coast, and the Ozarks

***Entering the Electric Boat Market***

- As a majority shareholder of Forza X1, Inc. (Nasdaq: FRZA), an early entrant into the EV boat market which expects to commence sales to customers in mid-2023, we are well positioned to benefit from growing demand for electric boats.

# RECENT DEVELOPMENTS

We are growing our business by adding new models and expanding unit production.

- *Increased boat unit production 90%* to 55 in Q2 2022 vs Q2 2021.
- We reported a *158% increase in revenue* to $8,519,613 in Q2 2022 vs Q2 2021.
- We reported a *43% increase in revenue* to $15,774,170 for the year ended December 31, 2021 vs 2020.
- Forza X1, Inc. is expecting to *begin water testing* its initial FX1 dual console boat in Q4 2022.
- The first four 400 GFX boats have been purchased by two Twin Vee dealers, resulting in *over $2,000,000 in new model revenue*.


TWIN VEE

# GFX MODEL LINE UP



**240 GFX CENTER CONSOLE**
300HP | $140,000*



**240 GFX DUAL CONSOLE**
280HP | $135,000*



**240 SE GFX DUAL CONSOLE**
280HP | $145,000*


New!

**260 GFX CENTER CONSOLE**
300HP | $185,000*



**280 GFX CENTER CONSOLE**
600HP | $285,000*


New!

**280 GF CENTER CONSOLE**
600HP | $205,000*



**340 GFX CENTER CONSOLE**
700HP | $360,000*



**400 GFX CENTER CONSOLE**
1400HP | $800,000*

**Models have various pricing according to options, electronics, and configuration*

# CATAMARAN SCIENCE = *THE BEST RIDING BOATS ON THE WATER*



## *SMART MARINE ENGINEERING*

- Twin hull design breaks up incoming water
- Creates aeration and reduces friction
- The aerated water accelerates and passes through the narrowing tunnel
- The water velocity increases
- The aeration of water between the hulls forms a water-cushioned suspension for the boat

### *SUMMARY*

- Monohulls act like a spoon pushing the boat through the water
- Twin hull boats act like two knives cutting through the water

# GROWING DEALER NETWORK


WAREHAM
THE MULTIHULL SOURCE
NORWALK
TOTAL MARINE
TUCKERTON
TOTAL MARINE
GRASONVILLE
TOTAL MARINE
VERMILION
GOLDSBORO/ CEDAR POINT
PERFORMANCE EAST INC.
MURRELLS INLET
UNITED MARINE
VIP
FREEPORT
Paradise Marine Center
N. GULF SHORES
TheShips Chandler
FREEPORT/ DESTIN
WEFINGS MARINE
EASTPOINT
CRYSTAL RIVER
BOAT & MOTOR SUPERSTORES
PALM HARBOR
PALMETTO
RYCO MARINE
FORT MYERS
CAPE CANAVERAL
PORT CANAVERAL MARINE
PALM BAY
BOAT & MOTOR SUPERSTORES
STUART
POMPANO BEACH
BOATHOUSE MARINE CENTER
ISLAMORADA
MARINE

**2022**
25 locations

# ANNUAL REVENUE FROM BOAT SALES


$10,433,000
$11,059,000
$15,758,000
Q4
$5,133,000
Q3
$4,119,000
Q2
$3,298,000
Q1
$3,208,000
121%
Q2
$8,520,000
Q1
$5,886,000
2019
2020
2021
2022

# ANNUAL BOAT UNIT PRODUCTION


115 UNITS
97 UNITS
123 UNITS
Q4
36 UNITS
Q3
31 UNITS
Q2
29 UNITS
Q1
27 UNITS
70%
Q2
55 UNITS
Q1
40 UNITS
2019
2020
2021
2022

# 400 GFX CENTER CONSOLE


TWIN VEE

**NEW FLAGSHIP MODEL**

| | |
|---|---|
| L.O.A. HULL<br>40’ | BEAM<br>12’ |
| DRAFT<br>27” | FUEL<br>750GAL |
| DRY WEIGHT<br>14,500LBS | WATER<br>48GAL |
| MAX HP<br>1,600 | LIVEWELLS<br>3 |

- The first four 400 GFX have been purchased by two Twin Vee dealers, resulting in over $2,000,000 in new model revenue.

# THE FUTURE OF BOATING

**FX1 CENTER CONSOLE**





**FX1 DUAL CONSOLE**



**THE FORZA X1 MISSION IS THE PRODUCTION OF AN AFFORDABLE ALL-ELECTRIC RECREATIONAL BOAT, WITHOUT COMPROMISING PERFORMANCE, SPEED, OR COMFORT.**

FORZA X1

# THE FX1 HELM TECHNOLOGY

## *TOUCHSCREEN AND MASTER COMMAND*

We have reimagined and modernized the helm through centralizing the traditional standard controls. The FX1 switches, gauges and control buttons are programed into our 22" inch touch screen, utilizing a customized graphical interface.





### *FORZA & GARMIN HELM*

- Auto Pilot
- Power controls
- Depth
- Fish Finder
- GPS
- Sonar
- Fully Integrated Mobile Application

### *PERFORMANCE DATA*

- Realtime Range Estimate
- Battery Temperature Sensor
- Battery Health Monitor
- Charge to full indicator
- Top and Average Speed
- Operational Efficiency



## DIRECT-TO-CONSUMER ALL DIGITAL
# WEB & APP PLATFORM


LUNA
WHITE

*Forza Frictionless Buying Experience*

Non-contact consumerism has brought the customer buying experiences to a new level that we believe will continue to evolve.

**Currently in the initial design phase of development*


HULL COLOR
UPHOLSTERY COLOR
BUILD & PRICE

*Build & Price*

Choose your model, hull color, upholstery, and media to personalize your FX1.


ONLINE FINANCING
APPLY NOW

*Finance*

Digitally sign all required documentation to complete your purchase.


SCHEDULE DELIVERY

*Home Delivery*

Scheduling and communication accomplished through our web or mobile app.


SERVICE & SUPPORT
CALL
EMAIL
SERVICE
WEBSITE
DIRECTIONS

*Service & Support*

Create industry leading customer satisfaction and strong brand loyalty.

1 → 2 → 3 → *Go Boating!*

# THE MANAGEMENT TEAM

### JOSEPH VISCONTI
*CEO/ PRESIDENT*

Mr. Visconti has been our Chief Executive Officer, President and a director since July 2015. With over 25 years of executive level operational and financial experience, Mr. Visconti has experience building teams of professionals with a focus on product development and bringing those products to market.

### PRESTON YARBOROUGH
*VICE PRESIDENT/ DIRECTOR*

Mr. Yarborough brings over 23 years of marine experience to our team. In addition to his positions of Vice President and Director of Product Development, he holds a seat on the Board of Directors of Twin Vee Catamarans, Inc. For the last several years, Mr. Yarborough has led the design, development and production of all of our models and boats that we have sold.

### CARRIE GUNNERSON
*CHIEF FINANCIAL OFFICER*

Ms. Gunnerson served as the President and Chief Executive Officer of Art's Way Manufacturing Co., Inc. ('Art's Way") from October 18 2007 until July 21, 2020, as its Chief Financial Officer from July 2004 until January 2012 and interim from September 2012 until January 22, 2015 and again from May 31, 2018 until February 1, 2020.

### GLENN SONODA
*CORPORATE SECRETARY/ INVESTOR RELATIONS*

Mr. Sonoda has been with Twin Vee since 2015 and currently serves as the Company's Corporate Secretary and head of Investor Relations. He graduated from the William S. Richardson School of Law in 2007 and is a member of the Florida Bar Association. Before joining Twin Vee, Mr. Sonoda worked for Palm Beach County.

### TIMOTHY WHYBREW
*SUPPLY CHAIN MANAGER*

Mr. Whybrew has spent over 25 years working as a senior operations executive in various capacities. Mr. Whybrew brings approximately 30 years of team building and management experience to help drive the operational efficiencies required to maintain manufacturing schedules. One of his key focus points is driving the level of quality customers desire from our product line

### LORETTA BALL
*DEALER SALES*

Ms. Ball joined Twin Vee in 2011 and is currently the Director of Operations. She provides sales, warranty, and information about Twin Vee products to dealers and customers. Before joining the Company, Ms. Ball was involved with the high-performance side of boating.

# INCOME STATEMENTS

| | FOR THE SIX MONTHS ENDED JUNE 30 | | FOR THE FISCAL YEAR ENDED DECEMBER 31 | |
|---|---|---|---|---|
| | 2022 | 2021 | 2021 | 2020 |
| Net Sales | $14,405,613 | $6,505,214 | $15,774,170 | $11,063,619 |
| Cost of Products Sold | $8,524,047 | $3,701,164 | $9,498,384 | $6,289,316 |
| Gross Profit | $5,881,566 | $2,804,050 | $6,275,786 | $4,774,303 |
| Total Operating Costs | $7,401,698 | $2,766,221 | $7,906,507 | $4,053,469 |
| Income / (loss) from Operations | $(1,520,132) | $37,829 | ($1,630,721) | $720,834 |
| Total Other Income (expense), Net | $(209,967) | $144,971 | $619,712 | $450,243 |
| Net Income (loss) Before Income Tax Expenses | $(1,730,099) | $182,800 | $(1,011,009) | $1,171,077 |
| Basic and Diluted Gain Income / (loss) Per Common Share | $(0.25) | $0.05 | $(0.19) | $0.30 |
| Weighted Average Common Shares Outstanding | 7,000,000 | 4,000,000 | 5,331,400 | 4,000,000 |

# PRE-OFFERING CAP TABLE & BALANCE SHEET

| Pre-Offering Cap Table | |
|---|---|
| Common Stock | 7,000,000 |
| Options (WAEP $4.82) | 981,955 |
| Warrants (Exercise Price $7.50) | 150,000 |
| **Fully Diluted Shares Outstanding** | **8,131,955** |

| Balance Sheet Data (As of June 30, 2022) | Actual |
|---|---|
| Total Cash & Short-Term Investments | $6,908,460 |
| Working Capital | $8,344,380 |
| Current Assets | $12,320,260 |
| Current Liabilities | $3,975,880 |
| Total Stockholders' Equity | $15,496,000 |

# INVESTMENT SUMMARY

- A nationally recognized sport boat manufacturer that has been designing, building and selling boats for over 27 years.
- A seasoned and experienced leadership team of engineers, designers, and boat builders developing and introducing new and innovative products year after year.
- Five new models were introduced since 2019, including the largest Twin Vee to date, a 400 GFX that retails for over $800,000.
- An established and growing national network of boat dealers that market, sell and support our boats.
- Market conditions and post pandemic behaviors have shifted to families and friends choosing outdoor activities, limited social contact activities and recreational adventures which we see continue to drive the demand for recreational vehicles and boats.
- Twin Vee has the top-quality factory infrastructure, skilled workforce, supply chain vendors and the national distribution supporting increased production and unit output.
- Plans are underway to add approximately 35,000 square feet to the Twin Vee facility allowing an additional line of production.
- As the world continues the transition to electric vehicles, Twin Vee is positioned for growth and is diversified through its majority ownership in Forza X1, Inc.
- A strong balance sheet with $6.9 million in cash & short-term investments and no debt, increased production 70% year over year to date through June 30, and increased revenue 121% year over year to $14,405,613 for the six months ended June 30.